FOLEY & LARDNER LLP ATTORNEYS AT LAW
ONE INDEPENDENT DRIVE, SUITE 1300 JACKSONVILLE, FLORIDA 32202-5017 P. O. BOX 240 JACKSONVILLE, FLORIDA 32201-0240 904.359.2000 TEL 904.359.8700 FAX www.foley.com
June 7, 2006
Via EDGAR

Mail Stop 7010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. Rufus Decker Mr. Jeffrey Gordon Ms. Jeanne Baker

RE: Nobility Homes, Inc.
       Form l0-K for the fiscal year ended November 5, 2005
       Form 10-Q for the quarter ended February 4, 2006
       File No. 0-6506

Ladies and Gentlemen:

           As outside counsel to Nobility Homes, Inc., we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated May 17, 2006. The staff’s comments are reproduced below in bold italics and followed by the Company’s response.

Form 10-K for the Year Ended November 5, 2005

Item 9A — Controls and Procedures. page 19

           1.      We have reviewed your response to prior comment 7 and have the following comments.

•	Indicate that your disclosure controls and procedures were effective or ineffective. Your disclosure that your disclosure controls were “sufficiently effective” is not appropriate.

•	Also disclose that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
June 7, 2006

           Response: We propose to use the following language in future filings:

Based on their evaluation as of the end of the fiscal period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this report was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that the information required to be disclosed in this report was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Note 1 — Reporting Entity Significant Accounting Policies, page 5

Revenue Recognition, page 5

                2.      We have reviewed your responses to prior comments 3 and 9 as they relate to the operations and revenue recognition of services provided by Mountain Financial, Inc. Your MD&A indicates that you provide “mortgage brokerage services, automobile, extended warranty coverage and property and casualty insurance to Prestige customers.” Your response indicates that the Company recognizes revenue when “commissions” are earned as of the effective date of insurance coverage or the billing date. With specific reference to the nature of the agreement(s) you enter into with the homeowner, please tell us your basis for determining that the effective date of insurance coverage or the billing date is the date on which you “earn your commission”. Address under what circumstances you use the date of insurance coverage and under what circumstances you use the billing date. Tell us the nature of the agreement(s) you enter into with the homeowner and the third party insurance company for insurance coverage such that you were able to conclude that the Company has no material commitments or contingencies related to Mountain Financial, Inc. Given the nature of these agreements also address the appropriateness of recognizing this revenue gross versus net.

           Response: The Company’s future filings will discuss the operations of Mountain Financial, Inc. in our MD&A with language similar to:

Prestige’s wholly-owned subsidiary, Mountain Financial, Inc., operates as an independent insurance agent. Its principal activity is the performance of retail insurance services, which involves placing various types of insurance, including property and casualty, automobile, and extended home warranty coverage, with insurance underwriters on behalf of its Prestige customers in connection with their purchase and financing of manufactured homes.

           The Company’s future filings will address revenue recognition in regards to Mountain Financial, Inc. with additional language similar to:

Securities and Exchange Commission
June 7, 2006

Through its wholly-owned subsidiary, Mountain Financial, Inc., the Company recognizes revenue as follows:

Commission income (and fees in lieu of commissions) is recorded as of the effective date of insurance coverage or the billing date, whichever is later. Commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received which, in many cases, is the Company’s first notification of amounts earned due to the lack of policy and renewal information. Contingent commissions are recorded as revenue when received. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to the receipt of the commission which, in many cases, is the Company’s first notification of amounts earned. The Company provides appropriate reserves for policy cancellations based on numerous factors, including past transaction history with customers, historical experience, and other information, which is periodically evaluated and adjusted as deemed necessary. In the opinion of management, no reserve is deemed necessary for policy cancellations at November 5, 2005 or November 6, 2004.

           As stated above, Mountain Financial, Inc. operates as an independent insurance agent. As agent, we solely assist our Prestige customers in obtaining various insurance and extended warranty coverage with insurance underwriters. As such, we have no agreements with homeowners and/or third party insurance companies other than agency agreements with various insurance carriers, which leads us to conclude that the Company has no material commitments or contingencies related to Mountain Financial, Inc.

           In addition, given the nature of this revenue, we agree that this insurance revenue should be recorded “net” versus “gross”. In all of our future filings, the Company will reclassify these amounts as we do not feel that amending past filings would be meaningful due to the immaterial amounts that would be required to be reclassified for the years presented in the Form 10-K for the year ended November 5, 2005 (approximately $164,000, $101,000 and $93,000 for fiscal years ended 2005, 2004 and 2003, respectively, which represents approximately 0.3%, 0.2%, and 0.2% of net sales in each of the respective years).

Note 3 — Related Party Transactions, page 12

           3.        We have reviewed your response to prior comment 12. It appears that you have based your conclusion that you are not required to consolidate Majestic 21 solely on the fact that 2l Mortgage has consolidated this VIE. Notwithstanding this fact, please provide us and revise your disclosures to discuss how you determined you were not required to consolidate Majestic 21 based on the guidance set forth in paragraph 14 of FIN 46R. Pursuant to paragraph 14 of FIN 46R, an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity. If you conclude that you are not required to consolidate Majestic 21, please provide all of the disclosures required by paragraph 24 of FIN 46R.

Securities and Exchange Commission
June 7, 2006

           Response: As noted in our response to prior comment 12., Majestic 21 was formed in 1997 when we contributed $250,000 for a 50% interest in this joint venture. Our joint venture partner, an unrelated entity (21st Mortgage Corporation (“21st Mortgage)), also contributed $250,000 for their 50% interest. We have been allocated our share of net income and distributions on a 50/50 basis since that time.

           Majestic 21 is managed by the employees of 21st Mortgage based on a Servicing Agreement between Majestic 21 and 21st Mortgage Corporation. Majestic 21 has no employees. All of the operations are handled by the employees of 21st Mortgage. We receive monthly reports which we review and ask any necessary questions. We have several partner meetings throughout the year to discuss prior results, current issues, and plans for future operations. Management has deemed 21st Mortgage Corporation to be the primary beneficiary as they (1) would absorb a majority of the variable interest entity’s expected losses (21st Mortgage holds the commercial paper on the loans in Majestic 21‘s portfolio; Nobility Homes is only limited to their investment in Majestic 21) and (2) do receive the majority of the entity’s residual returns (21st Mortgage receives servicing fees on the loans originated through Majestic 21).

           In the Company’s future filings, disclosures related to Majestic 21 and FIN 46R will include additional language similar to:

While Majestic 21 has been deemed to be a variable interest entity, the Company only holds a 50% interest in this entity and all allocations of profit and loss are on a 50/50 basis. Since all allocations are to be made on a 50/50 basis and the Company’s maximum exposure is limited to it’s investment in Majestic 21, management has concluded that the Company would not absorb a majority of Majestic 21‘s expected losses nor receive a majority of Majestic 21‘s expected residual returns; therefore, the Company is not required to consolidate Majestic 21 with the accounts of Nobility Homes in accordance with FIN 46R.

           In regards to the disclosures required by paragraph 24 of FIN 46R, we feel that disclosures required in paragraph 24.a. (disclose the nature of its involvement with the variable interest entity and when that involvement began) and paragraph 24.b. (disclose the nature, purpose, size, and activities of the variable interest entity) are already disclosed in Note 3 to the Consolidated Financial Statements (Affiliated Entities Investment in Joint Venture – Majestic 21). Future filings will have additional disclosure related the paragraph 24.c. (disclose the enterprise’s maximum exposure to loss as a result of its involvement with the variable interest entity) of FIN 46R similar to:

Securities and Exchange Commission
June 7, 2006

Management believes that the Company’s maximum exposure to loss as a result of its involvement with Majestic 21 is its investment in the joint venture recorded in the accounts of Nobility Homes of $1,569,494 as of November 5, 2005. However, based on management’s evaluation, there was no impairment of this investment at November 5, 2005. In addition, the Company is not obligated to repurchase any foreclosed/repossessed units of Majestic 21 as it does not have a repurchase agreement or any other guarantees with Majestic 21. While the Company does resell foreclosed/repossessed units of Majestic 21 through the Company’s network of retail centers as we believe it benefits the historical loss experience of the joint venture, we earn commissions from reselling such foreclosed/repossessed units and have historically not recorded any material losses in connection with this activity.

Note 3 — Related Party Transactions, page 13, and Note 14 – Commitments and
Contingent Liabilities, page 19

           4.        We have reviewed your responses to prior comments 13 and 16. According to FIN 45, issuance of a guarantee results in two different types of obligations: (a) a noncontingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45) and (b) a contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS 5). Based on your responses, it is unclear to us that you have appropriately accounted for the noncontingent obligation to stand ready to perform under your repurchase obligations. With regard to the Finance Revenue Sharing Agreement and your repurchase obligations under such agreement you indicate that “...the Company has no risk of loss.” With regard to your repurchase obligations under the floor plan financing arrangements, you indicate that the Company’s “...risk of loss under repurchase agreements is minimal...” It appears you are basing your conclusions solely on your contingent obligation to make future payment under the conditions of the guarantee. Paragraph 9 of FIN 45 states that “... the provisions of paragraphs 8-12 of Statement 5 regarding the guarantor’s contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under that guarantee. At the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for that guarantee.” Please provide us with your analysis, for each period presented, regarding your determination of the fair value of your guarantees at inception.

                Response: On November 7, 2004, the Company adopted the provisions of FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 3, issued by the FASB in November, 2002, applicable for new guarantees issued or modified after December 31, 2002. The Company has determined that the “triggering event” of the guarantee is based upon the sales of a home to a dealer and this methodology was included in the adoption of FIN 45 in November 2004. The Company performed an analysis of the impact of implementing FIN 45 for years ended November 5, 2005 and November 6, 2004 and concluded such impact was not material to the consolidated balance sheet, revenues or net income on an annual basis. Attached to this response letter is Exhibit A which shows the Company’s analysis, for each period presented, regarding the determination of the fair value of our guarantees of homes sold to dealers subject to a repurchase agreement.

Securities and Exchange Commission
June 7, 2006

           Additionally, we propose to include the following disclosure related to our repurchase agreements in Note 14 to the Consolidated Financial Statements in future filings as follows:

REPURCHASE AGREEMENTS

The Company is contingently liable under terms of repurchase agreements with financial institutions providing covering dealer floor plan financing arrangements for independent dealers of its manufactured homes. These arrangements, which are customary in the industry, provide for the repurchase of homes sold to independent dealers in the event of default by the independent dealer. The price the Company is obligated to pay declines over the period of the repurchase agreement (generally 18 – 24 months) and the risk of loss is further reduced by the sales value of any homes which may be required to be repurchased. The contingent liability under these repurchase agreements amounted to approximately $617,000 and $1,363,000 at November 5, 2005 and November 6, 2004, respectively. The Company applies FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 3 and SFAS No. 5, Accounting for Contingencies to account for its liability for repurchase commitments. Under the provisions of FIN 45, during the period in which a home is sold (inception of a repurchase commitment), the Company records the greater of the estimated fair value of the non-contingent obligation or a contingent liability under the provisions of SFAS No. 5, based on historical information available at the time, as a reduction to revenue. Additionally, subsequent to the inception of the repurchase commitment, the Company evaluates the likelihood that it will be called on to perform under the inventory repurchase commitments. If it becomes probable that a dealer will default and a SFAS No. 5 loss reserve should be recorded, then such contingent liability is recorded equal to the estimated loss on repurchase. Based on identified changes in dealers’ financial conditions, the Company evaluates the probability of default for the group of dealers who are identified at an elevated risk of default and applies a probability of default to the group, based on historical default rates. Changes in the reserve, if any, are recorded as an adjustment to revenue. Following the inception of the commitment, the recorded reserve, if any, is reduced over the repurchase period and is eliminated once the dealer sells the home. Based upon management’s analysis, the fair value of the guarantee related to the Company’s repurchase agreements is not material and no amounts have been recorded related to the fair value of the guarantee in the accompanying consolidated financial statements. In addition, there were no homes repurchased under any of the Company’s repurchase agreement(s) in fiscal years 2005, 2004 or 2003.

* * * * *

Securities and Exchange Commission
June 7, 2006

           Please call me at (904) 359-8713 if you have any questions.

Sincerely,
/s/ Linda Y. Kelso
Linda Y. Kelso

cc:	Mr. Thomas W. Trexler Mr. Robert Heidt

Exhibit A

Calculation of Fair Value of FIN 45 Guarantee
November 5, 2005

Dealer	Serial No./ Model No.	Guaranteed Amount	6 Mos Interest Prime + 1.5% (1)	4% Spread (2)	6% Spread (2)
			8.75%	12.75%	14.75%
Mobile Home Lifestyles	KINGSWOOD	$32,340	1,415	2,062	2,385
Mobile Home Lifestyles	40C3H(2)(F)	23,585	1,032	1,504	1,739
Mobile Home Lifestyles	56E3F(3)	34,795	1,522	2,218	2,566
Mobile Home Lifestyles	40D3H(12)(F)	26,080	1,141	1,663	1,923
Mobile Home Lifestyles	48C3H(2)	31,198	1,365	1,989	2,301
Mobile Home Lifestyles	36C2H(2)	22,988	1,006	1,465	1,695
Mobile Home Lifestyles	66E3D(4)	43,340	1,896	2,763	3,196
Mobile Home Lifestyles	66E3D(3)	43,955	1,923	2,802	3,242
Mobile Home Lifestyles	66E3D(3) RE	42,165	1,845	2,688	3,110
Mobile Home Lifestyles	40D3H(12)(F)	28,382	1,242	1,809	2,093
Mobile Home Lifestyles	40D3H(12)(F)	25,736	1,126	1,641	1,898
Mobile Home Lifestyles	56E3F(3) KING	34,465	1,508	2,197	2,542
Mobile Home Lifestyles	36C2H(2) KING	22,650	991	1,444	1,670
Mobile Home Lifestyles	48C3H(2) SPR	30,860	1,350	1,967	2,276
Mobile Home Lifestyles	40C3H(12)(F)	26,700	1,168	1,702	1,969
Mobile Home Lifestyles	56E3F(3)	33,370	1,460	2,127	2,461

Mobile Home Lifestyles		$502,609	$21,989	$32,041	$37,067

Caloosa MH Sales	N8-12446AB	$26,705	1,168	1,702	1,969
Caloosa MH Sales	N8-12448AB	$26,825	1,174	1,710	1,978
Caloosa MH Sales	N8-12451AB	$26,705	1,168	1,702	1,969
Caloosa MH Sales	N8-12845AB	$34,265	1,499	2,184	2,527

Caloosa MH Sales		$114,500	$5,009	$7,299	$8,444

TOTALS		$617,109	$26,999	$39,341	$45,512

	Fair Value of FIN 45 Guarantee			$12,342	$18,513

Assumptions:
(1)   Based on management’s evaluation and historical experience, the average length of time a home remains on the floor plan with the financing company is three to six months. As such, management is adopting a conservative approach in this calculation by using six months.

(2)  Management has determined that if a dealer were to obtain financing for a home without our guarantee, the interest rate on the financing would range from four to six percent higher. As such, we have calculated using four and six percent to determine the range of the fair value of the guarantee related to the repurchase agreements.

Exhibit A

Calculation of Fair Value of FIN 45 Guarantee
November 6, 2004

Dealer	Serial No./ Model No.	Guaranteed Amount	6 Mos Interest Prime + 1.5% (1)	4% Spread (2)	6% Spread (2)
			8.75%	12.75%	14.75%
Mobile Home Lifestyles	NI-9276	$38,455	1,202	1,971	2,355
Mobile Home Lifestyles	N19476	$41,490	1,297	2,126	2,541
Mobile Home Lifestyles	N19468	$42,160	1,318	2,161	2,582
Mobile Home Lifestyles	N19526	$41,880	1,309	2,146	2,565
Mobile Home Lifestyles	811757	$29,865	933	1,531	1,829
Mobile Home Lifestyles	811758	$35,120	1,098	1,800	2,151
Mobile Home Lifestyles	611804	$30,780	962	1,577	1,885
Mobile Home Lifestyles	611820	$33,095	1,034	1,696	2,027
Mobile Home Lifestyles	811915	$30,415	950	1,559	1,863
Mobile Home Lifestyles	811823	$32,952	1,030	1,689	2,018
Mobile Home Lifestyles	811824	$24,535	767	1,257	1,503
Mobile Home Lifestyles	811826	$21,253	664	1,089	1,302
Mobile Home Lifestyles	811589	$21,045	658	1,079	1,289
Mobile Home Lifestyles	811590	$28,570	893	1,464	1,750
Mobile Home Lifestyles	811593	$28,670	896	1,469	1,756
Mobile Home Lifestyles	811588	$30,180	943	1,547	1,849
Mobile Home Lifestyles	N19523	$32,475	1,015	1,664	1,989
Mobile Home Lifestyles	N19547	$44,045	1,376	2,257	2,698
Mobile Home Lifestyles	N19550	$42,250	1,320	2,165	2,588
Mobile Home Lifestyles	811771	$22,695	709	1,163	1,390
Mobile Home Lifestyles	811806	$30,020	938	1,539	1,839
Mobile Home Lifestyles	811821	$23,045	720	1,181	1,412
Mobile Home Lifestyles	N19097	$24,613	769	1,261	1,508
Mobile Home Lifestyles	N19308	$38,580	1,206	1,977	2,363
Mobile Home Lifestyles	N10385	$39,185	1,225	2,008	2,400
Mobile Home Lifestyles	N10790	$37,430	1,170	1,918	2,293
Mobile Home Lifestyles	N11056	$41,210	1,288	2,112	2,524
Mobile Home Lifestyles	N81085	$29,840	933	1,529	1,828
Mobile Home Lifestyles	N81176	$24,010	750	1,231	1,471
Mobile Home Lifestyles	N82048	$28,925	904	1,482	1,772
Mobile Home Lifestyles	N82052	$23,605	738	1,210	1,446
Mobile Home Lifestyles	N82057	$32,605	1,019	1,671	1,997
Mobile Home Lifestyles	N82067	$25,835	807	1,324	1,582
Mobile Home Lifestyles	N80773	$29,355	917	1,504	1,798
Mobile Home Lifestyles	N81060	$30,615	957	1,569	1,875

Mobile Home Lifestyles		$1,110,803	$34,713	$56,929	$68,037

Caloosa MH Sales	N8-11553AB	$41,000	1,281	2,101	2,511
Caloosa MH Sales	N8-10527AB	$29,985	937	1,537	1,837
Caloosa MH Sales	N8-11545AB	$33,440	1,045	1,714	2,048
Caloosa MH Sales	N8-11550AB	$21,320	666	1,093	1,306
Caloosa MH Sales	N8-11740AB	$34,090	1,065	1,747	2,088
Caloosa MH Sales	N8-11845AB	$34,265	1,071	1,756	2,099
Caloosa MH Sales	N8-11866AB	$36,830	1,151	1,888	2,256

Caloosa MH Sales		$230,930	$7,217	$11,835	$14,144

Meadowood Homes	N19210	$21,558	$674	$1,105	$1,320

TOTALS		$1,363,291	$42,603	$69,869	$83,502

	Fair Value of FIN 45 Guarantee			$27,266	$40,899

Assumptions:
(1)  Based on management’s evaluation and historical experience, the average length of time a home remains on the floor plan with the financing company is three to six months. As such, management is adopting a conservative approach in this calculation by using six months.

(2)   Management has determined that if a dealer were to obtain financing for a home without our guarantee, the interest rate on the financing would range from four to six percent higher. As such, we have calculated using four and six percent to determine the range of the fair value of the guarantee related to the repurchase agreements.